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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

PLACER DOME INC.

(Name of Subject Company)

PLACER DOME INC.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

725906101

(CUSIP Number of Class of Securities)

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Clay Horner, Esq. Douglas Bryce, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place, 61st Floor Toronto, Ontario, Canada, M5X 1B8 (416) 362-2111	Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Placer Dome Inc. with the Securities and Exchange Commission on November 23, 2005 (as amended, the "Statement") relating to the offer (the "Offer") by Barrick Gold Corporation to purchase all of the outstanding common shares of Placer Dome (including those that are subject to CHESS Depositary Interests and International Depositary Receipts), together with the associated rights issued under Placer Dome's Rights Plan, dated as of February 26, 2004, between Placer Dome and CIBC Mellon Trust Company, as rights agent (the "Shareholder Rights Plan").

        Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Item 3 is amended and supplemented by adding the following at the end thereof:

        On December 9, 2005, Placer Dome and Barrick agreed that (i) Barrick would withdraw the application it previously filed with the British Columbia Securities Commission seeking a cease-trade order effective December 20, 2005 in respect of Placer Dome's Shareholder Rights Plan and (ii) Placer Dome would waive the application of its Shareholder Rights Plan to either the current Offer or any increased Offer, provided that such Offer expires no earlier than 8 p.m. EST on January 16, 2006. Placer Dome and Barrick also agreed not to commence certain securities regulatory or court proceedings regarding the Offer (or, in the case of Barrick, Placer Dome's Shareholder Rights Plan) based on matters known on, and disclosures made by the other on or before, December 9, 2005. The agreements described above do not reflect any change to the recommendation of the Board of Directors of Placer Dome contained in the Directors' Circular or this Statement with respect to the Offer, nor do they represent any approval or endorsement of the Offer by Placer Dome or its Board of Directors.

Item 4.    The Solicitation or Recommendation.

        (b)   Reasons; Background of the Transaction.

        Item 4(b) is amended and supplemented by the following:

        The supplemental information set forth in Item 3 above is incorporated herein by reference.

Item 8.    Additional Information.

        Item 8 is amended and supplemented by adding the following at the end thereof:

        The waiting period under the HSR Act with respect to the Offer has expired.

Item 9.    Exhibits.

        Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(18)	Press release issued by Placer Dome Inc. on December 11, 2005

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2005	PLACER DOME INC.
	By:	/s/ Geoffrey P. Gold
Name: Geoffrey P. Gold Title: Vice-President, Assistant Secretary and Associate General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(18)	Press release issued by Placer Dome Inc. on December 11, 2005

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SIGNATURE
INDEX TO EXHIBITS